

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 10, 2015

Mr. Michael B. McGuinness
Chief Financial Officer
Monster Worldwide, Inc.
133 Boston Post Road, Building 15
Weston, Massachusetts   02493

Re: **Monster Worldwide, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2015
        Filed February 10, 2015
        File No. 001-34209

Dear Mr. McGuinness:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications